

January 14, 2014

<u>Via E-mail</u>
John M. Maraganore, Ph.D.
Chief Executive Officer
Alnylam Pharmaceuticals, Inc.
300 Third Street
Cambridge, MA 02142

      Re: Alnylam Pharmaceuticals, Inc.
              Form 10-K for the fiscal year ended December 31, 2012
              Filed February 19, 2013
              File No. 000-50743

Dear Dr. Maraganore:

      We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

              Sincerely,

              /s/ Jeffrey P. Riedler

              Jeffrey P. Riedler
              Assistant Director